Katherine R. Kelly
Vice President, Associate General Counsel & Corporate Secretary

430 East 29 Street	New York, New York 10016
Tel 212-546-4852	katherine.kelly@bms.com

July 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Keira Nakada and Bonnie Baynes, Office of Healthcare and Insurance

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 13, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed April 26, 2018
File No. 001-01136

Dear Ms. Nakada and Ms. Baynes:

This letter responds to the comment letter (the “Comment Letter”) dated July 3, 2018, regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Quarterly Report on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Fiscal Year End 10-K) and Form 10-Q for the quarterly period ended March 31, 2018 (“2018 1Q Form 10-Q) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 3. Revenue Recognition, page 8

1.
Your arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. Please tell us, and propose accounting policy disclosure for future filings that clarifies, the following:

•	what method you are using to estimate your variable consideration under ASC 606-10-32-8, and why it is appropriate to apply that method, and

•	how you allocate and recognize variable consideration.

Ms. Nakada and Ms. Baynes	Page 2

Thank you for your comment.  Under ASC 606-10-32-8, we use the most likely amount method to estimate contingent development, regulatory and sales-based milestones.  We believe this is appropriate because the ultimate outcomes are binary in nature.  The expected value method is used to estimate royalties, except for instances in which the accounting in ASC 606-10-55-65 is required to be applied as noted below. We believe this is appropriate because a broad range of potential outcomes exist.

Our arrangements that include contingent development and regulatory milestones are limited to (1) out-license arrangements for which there are no other performance obligations and (2) collaboration arrangements, for which we do not view the counterparty as a customer. We allocate contingent development or regulatory milestones using the relative stand-alone selling prices of the performance obligations, to the extent there are multiple performance obligations included in the arrangement.  For each of our arrangements that include multiple performance obligations, we have determined that the compensation for each separable performance obligation is reflective of stand-alone selling price and therefore no allocation of variable consideration is required.  We have determined that the license is a distinct performance obligation in our current arrangements and have concluded that the variable consideration relates entirely to the license. We recognize contingent development or regulatory milestones either at the point in time when control is transferred or, for collaboration arrangements, ratably over time as additional performance obligations are satisfied.

Our out-license arrangements that include sales-based milestones and royalties are either (1) out-license arrangements for which there are no other performance obligations or (2) out-license arrangements that include contingent supply obligation.  In all arrangements that include a contingent supply, we receive compensation for the supply that is reflective of stand-alone selling price and have concluded that it is a separate performance obligation. We currently do not have any out-license arrangements where sales-based milestones and royalties are allocated to multiple performance obligations.  Sales-based milestones and royalties are allocated entirely to the license.  We recognize sales-based milestones when they are achieved and royalties upon the occurrence of the subsequent sale as the underlying performance obligation was satisfied at a point in time upon the transfer of the license.

We have two arrangements that include sales-based royalties for which the counterparty reacquired the license rights from us.  As mentioned above, we estimated these sales-based royalties using the expected value method.  We recognized the estimated amounts when the rights were returned to the counterparty and continue to reassess such estimated amounts each reporting period.

Ms. Nakada and Ms. Baynes	Page 3

We have modified our disclosure in our Form 10-Q for the quarter ended June 30, 2018 accordingly. For the convenience of the Staff, we attach the relevant paragraphs from our revenue recognition footnote as Appendix A.

2.
You disclose on page 9 that your alliance and other arrangements may include the transfer of certain rights to develop or commercialize investigational compounds or products and joint obligations to provide development, distribution, promotion, sales and marketing services and clinical or commercial product supply. Please tell us, and propose accounting policy disclosure for future filings that clarifies, the facts and circumstances that result in your use of the accounting in ASC 606-10-55-65 for sales-based milestones and sales-based royalties for your performance obligations, including when a single performance obligation includes a license (or licenses) of intellectual property and one or more of the other goods or services noted above. Please identify for us any alliances to which you apply the accounting in ASC 606-10-55-65 that involve a license and development activities before regulatory marketing approval. In addition, provide an analysis supporting that the license of intellectual property is the predominant item to which the sales-based milestones and sales-based royalties relate.

Thank you for your comment.  We use the accounting in ASC 606-10-55-65 for sales-based milestones and royalties in certain out-license arrangements, which are considered to be the transfer of functional licenses.  We have three types of out-license arrangements: 1) straight license arrangements, when we out-license intellectual property to another party and have no further performance obligations; 2) arrangements that includes a license and an additional performance obligation to supply product upon the request of the third party; and 3) collaboration arrangements, which include our transfer of a license to a third party plus rights to jointly develop and commercialize a product.  None of these collaboration arrangements have sales-based milestones or royalties, so ASC 606-10-55-65 only applies to the first two types of arrangements.

Most of our out-license arrangements have a single performance obligation satisfied upon the rights transferred to a third party with no additional continuing involvement.  We also have out-license arrangements that include a license plus a contingent supply obligation for which the compensation is reflective of stand-alone selling price.  Such performance obligations are not combined into a single performance obligation and therefore the license is considered distinct.  As a result, for each of these types of arrangements, sales-based milestones and royalties are recognized when the sales-based milestone is achieved or the subsequent sales occur in accordance with the guidance included in ASC 606-10-55-65 as the underlying performance obligation was satisfied at a point in time upon the transfer of the license.

None of our arrangements with compounds for which we are also performing development activities prior to regulatory marketing approval include sales-based milestones or royalties.  As such, we do not have any arrangements that apply the accounting in ASC 606-10-55-65 that involve a license and development activities before regulatory marketing approval.

Ms. Nakada and Ms. Baynes	Page 4

We have not provided an analysis supporting that the license of intellectual property is the predominant item to which the sales-based milestones and royalties relate as we have concluded that the license was distinct in each of our arrangements and therefore the only item to which the royalty relates.

We have modified our disclosure in our Form 10-Q for the quarter ended June 30, 2018 accordingly. For the convenience of the Staff, we attach the relevant paragraphs from our revenue recognition footnote as Appendix A.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852 or Robert Owens at (609) 419-6443.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Corporate Secretary

cc:	Robert J. Bertolini, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, General Counsel, Bristol-Myers Squibb Company
Karen Santiago, Controller, Bristol-Myers Squibb Company
Robert J. Owens, Chief Accountant, Bristol-Myers Squibb Company

Appendix A

Excerpt from Note 3. Revenue Recognition of Bristol-Myers Squibb Company’s
Form 10-Q for the Quarter Ended June 30, 2018

Alliance and other revenues consist primarily of amounts related to collaborations and out-licensing arrangements. Such arrangements may include the transfer of certain rights to develop or commercialize investigational compounds or products and joint obligations to provide development, distribution, promotion, sales and marketing services and clinical or commercial product supply. Each of these arrangements are evaluated for whether they represent contracts that are within the scope of the revenue recognition guidance in their entirety or contain aspects that are within the scope of the guidance, either directly or by reference based upon the application of the guidance related to the derecognition of nonfinancial assets (ASC 610). Performance obligations are identified and separated when the other party can benefit directly from the rights, goods or services either on their own or together with other readily available resources and when the rights, goods or services are not highly interdependent or interrelated.

Transaction prices for these arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development, regulatory and sales-based milestones because the ultimate outcomes are binary in nature. The expected value method is used to estimate royalties because a broad range of potential outcomes exist, except for instances in which such royalties relate to a license. Variable consideration is included in the transaction price only to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring when the uncertainty associated with the variable consideration is subsequently resolved. Significant judgment is required in estimating the amount of variable consideration to recognize when assessing factors outside of BMS’s influence such as likelihood of regulatory success, limited availability of third party information, expected duration of time until resolution, lack of relevant past experience, historical practice of offering fee concessions and a large number and broad range of possible amounts. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price and recognized at a point in time upon the transfer of control.

We have three types of out-licensing arrangements: 1) straight license arrangements, when we out-license intellectual property to another party and have no further performance obligations; 2) arrangements that include a license and an additional performance obligation to supply product upon the request of the third party; and 3) collaboration arrangements, which include transferring a license to a third party to jointly develop and commercialize a product.

Most of our out-licensing arrangements have a single performance obligation satisfied upon the rights transferred to a third party with no additional continuing involvement. In arrangements that include a license plus a contingent supply obligation, the items are not combined into a single performance obligation. Transfer of control for the license occurs upon execution of the agreement. Contingent development and regulatory milestones are allocated to the license and recognized upon transfer of control subject to the constraint discussed above. Sales-based milestones and royalties are allocated to the license and recognized when the milestone is achieved or the subsequent sales occur. Consideration is received for the supply under “cost plus” arrangements, which approximate stand alone selling prices. Royalties are presented in Alliance and other revenues (excluding those related to divestitures) and contingent milestones are presented in Other income (net). Supply sales to other parties in which product rights have been transferred to the counterparty are typically distinct and are recognized at a point in time upon transfer of control and included in Alliance and other revenues.

Amounts received from collaboration partners related to upfront fees or contingent development or regulatory milestones are recognized ratably over time as the license is combined with other performance obligations such as development and commercial activities and included in Other income (net). Profit sharing amounts payable to BMS by collaboration partners are recognized in Alliance and other revenues once earned as such amounts are related to third-party sales. Supply sales to alliance partners in which product rights have been transferred to the counterparty are typically distinct and are recognized at a point in time upon transfer of control. Refer to “-Note 4. Alliances” for further information.